UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 02, 2015

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Trading update

Chief Executive Samir Brikho said:

"The integration of Foster Wheeler is progressing according to plan, and we are encouraged by the initial customer reactions to our new service offering, including the first revenue synergy wins.

In the first four months of the year we have experienced some challenging conditions. We have seen the benefits of our low-risk, multi-market model support our top line performance, and deliver growth in the order book to a new record."

Jan-April unaudited commentary:

In the four months ending April 2015, Scope Revenue was £1,606m (2014: £1,620m), 0.9% lower than last year's pro forma result, and 3.6% lower on a like for like basis.

The order book stood at £6.7bn at the end of April, compared to £6.3bn at the year end. This represents an increase of 6.3% from December.

The Oil & Gas market trends seen in recent months have continued with customers continuing to delay project sanctions for discretionary capital spend, particularly in upstream. Growth in downstream continues, notably in the US and the Middle East.

In Clean Energy, we have seen some project delays in the North American renewables market, whilst in Europe, recent contract wins in the nuclear and transmission and distribution markets have contributed to the growth in the long-term order book. Delays to design and supply contracts within GPG have also impacted our performance in the year to date.

Contracts announced year to date include:

Customer	Market	Description	Country
SP Energy Networks	Clean Energy	Design, supply and construction of overhead power lines in Scotland	UK
Government of Timor-Leste	O&G	Pre-FEED for the proposed Beaço LNG plant	Timor-Leste
Anagold Madencilik	Mining	Initial phase reimbursable EPC for the Çőpler Gold Mine	Turkey
Fusion For Energy	Clean Energy	7-year contract for development of and delivery of a neutral beam cell remote handling system	France
Sellafield	Clean Energy	10-year contract to supply radioactive waste analysis	UK
US Air Force	E&I	Design and construction of specialist facilities	Guam
Hyundai	Clean Energy	Design and supply 2x 150MW CFB boilers in Cebu	Philippines
NDA	Clean Energy	4-year decommissioning and research framework contract	UK
BP	O&G	5-year operations and maintenance contract for Forties pipeline system	UK
EDF	Clean Energy	9-year project management contract to UK nuclear fleet	UK
Freeport McMorRan	Clean Energy	Design and supply wet flue gas desulphurisation system	USA
Orpic	O&G	3-year technical services contract for refinery and polypropylene facilities	Oman
D'Arcinoff	O&G	Engineering and design work for West Texas Renewable and Gas Monetisation project	USA
Shenhua Ningxia Coal	O&G	3-year project management contract at a coal-chemical complex	China

Ratings update:

On 27 May, we signed our Euro medium term note (EMTN) prospectus, ahead of our planned debt facility refinancing.

The programme has been rated as investment grade by Moody's (Baa3 stable outlook) and Standard & Poors (BBB- stable outlook).

Outlook statement:

For 2015, we expect to see a continuation of recent revenue trends - with growth in downstream and Middle Eastern Oil & Gas markets being offset by tougher conditions elsewhere. As a result of the project delays mentioned above, we now expect the Clean Energy E&C Scope Revenue growth rate to be less than 10% and GPG Scope Revenue to be a similar level compared to last year.

Overall, we now expect pro forma like for like Scope Revenue to be modestly lower in 2015.  On current market forecasts, the reversal of the currency headwinds we experienced in 2014 will add approximately £150 million to Scope Revenue.

Our cost saving plans remain on track to deliver approximately £40m of benefits, and an exceptional charge of £50m, in 2015. By 2017 we continue to expect annual benefits of circa £85m ($125m).

Continued customer pricing pressure, particularly in the Oil & Gas market, is expected to generate a further modest reduction in the 2015 Trading Margin, compared to previous guidance.

Taking into account the timing of expected contract close outs and milestone achievements, and the non-recurrence of a favourable contract settlement of $32.5m in GPG in H1 2014, we are expecting Trading Profit to be more second half weighted than in 2014.

Contacts:

Amec Foster Wheeler plc	Julian Walker (media) Rupert Green (investors)	+ 44 (0)20 7429 7500

Analyst and investor call:

Ian McHoul, Chief Financial Officer, will host a telephone conference call for analysts and investors at 8.00am (UK time) today. From the UK, please call 0800 368 0649, outside of the UK, please call +44 (0) 20 3059 8125.
Ask to join the "Amec Foster Wheeler Trading Update" conference call quoting the conference ID 365021

A recording and transcript of the call will be made available on our website as soon as possible after the event.

Analyst consensus estimates:
Regularly updated on our website at amecfw.com/investors/consensus_estimates.htm

Notes to editors:

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

With pro-forma 2014 scope revenues of £5.5 billion and over 40,000 employees in more than 50 countries, the company operates across the whole of the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Forward-Looking Statements:

This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 June 2015
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary